Exhibit 99.1

Maris-Tech Receives Grant Approval in the Amount of Approximately $156,000 from the Israel Innovation Authority for the Second Year of a Joint Development Project with the Ben Gurion University

The Company is jointly developing an advanced AI and machine learning-based system with the Ben Gurion University to predict drone faults integrated on Maris-Tech systems

Rehovot, Israel, Nov. 03, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of Artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced that it has a grant approval of approximately $156,000 from the Israel Innovation Authority (“IAA”) to support the second year of a joint development project with the Ben Gurion University of the Negev (“BGU”).

The grant represents 66% of the total budget for the second year operation (or approximately $236,000) of the ongoing joint project to develop an advanced system based on AI and machine learning (“ML”) for diagnosing and predicting drone faults and malfunctions. The total budget for the two-year project is approximately $695,000. The aim of the project is to adapt and integrate an identification and prediction model developed at BGU in existing Maris-Tech systems.

The grant was approved based on the successful completion and meeting of the objectives of the first-year work plan and the continued successful collaboration between Maris-Tech and BGU.

“The continued support of the IIA is a validation of the flexibility and utility of our technology and is based on the results of our successful partnership with BGU. Maris-Tech continues to make strides to meet critical and emerging needs of the global drone market based on our unique solutions, incorporating cutting-edge video streaming and AI capabilities.” said Israel Bar, CEO of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek, ” “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the joint development by the Company and BGU of an advanced system based on artificial intelligence and ML for diagnosing and predicting drone faults and malfunctions, the continued support by the IIA and the Company’s belief that such support constitutes a validation of the flexibility and utility of its technology and the Company’s ability to meet critical and emerging needs of the global drone market based on its unique solutions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com